March 11, 2008

VIA EDGAR and email

Mr. Rufus Decker
Accounting Branch Chief
Office of Manufacturing & Construction
Division of Corporation Finance
Securities and Exchange Commission
100 F St., N. E.
Washington, DC  20549

Re:  ENGlobal Corporation ("ENGlobal" or "the Company")
     Annual Report on Form 10-K/A for the Year Ended December 31, 2006; Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2007 (File No. 1-14217)

Dear Mr. Decker:

We are responding to the Staff's oral comments in our conference call of February 28, 2008. Our responses are keyed numerically to our transcription of the oral comments received from the Staff.

1. Confirm that the Company's goodwill impairment test for December 31, 2006 would have resulted in the same impairment amount had the Company had four segments in 2006.

          The Company confirms that the goodwill impairment test for December 31, 2006 as presented in our response to the Staff's comments dated February 14, 2008 (the "February 14 Letter"), would have resulted in the same impairment amount had the Company had four segments in 2006.

2. Confirm that ENGlobal Systems, Inc. would have been its own reporting unit as of December 31, 2007 under the Company's new segment reporting system.

          ENGlobal Systems, Inc. ("ESI") would have been its own reporting unit as of December 31, 2007 under the new segment reporting system.

3. Does the Company expect the amount of the impairment for 2007 to be different than the amount of the impairment in 2006?

          The amount of ENGlobal Systems, Inc.'s goodwill impairment for 2007 will not be different than the amount of the goodwill impairment in 2006. The amount of goodwill on the books of ENGlobal Systems, Inc. as of December 31, 2006 was $432,436 which is also the amount for December 31, 2007.

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4.   Please discuss when the impairment should be recognized. Should the impairment be recognized in 2007 or in 2006?

          We believe the impairment should be recognized at December 31, 2007. As discussed in the Company's prior comment letter responses, the previous methodology used by the Company in measuring goodwill impairment did not indicate any impairment at December 31, 2006. The Company had believed that the Systems segment would experience increasing profitability in 2007. As a result of the Staff comment process, the Company has reconsidered its methodology and implemented a present value method to measure goodwill impairment. Given the timing of implementing the new methodology, the Company used assumptions that reflected the economic environment at the beginning of 2008. Had the Company applied its new methodology at December 31, 2006, rather than in early 2008, the assumptions the Company used would have been different. These assumptions would have been reasonable under the circumstances extant at the time of the preparation of the 2006 financial statements by the Company. As described below, those reasonable assumptions, coupled with the business expectations of management for 2007, would not have led management to conclude that there was an impairment of goodwill at December 31, 2006. Therefore the Company respectfully submits that the goodwill impairment should be appropriately recorded in 2007, rather than in 2006.

     A. The new acquisition in the Systems segment had not completed a full business cycle.

          The long-term nature of ESI's projects and the extended milestone billing schedules cause these projects to require working capital in one year and generate working capital in the next. ESI acquired certain assets of Analyzer Technology, Inc. ("ATI") in January 2006. Approximately $17.5 million (70%) of ESI's revenue for 2006 was related to new contracts awarded to ESI as a result of the relationships of the ATI principals with Systems segment customers. Of those contracts, only sixteen projects reached completion in 2006 and these contracts accounted for only $1.4 million of ESI's 2006 revenue. The remaining $16.1 million of the 2006 revenue was related to approximately fifty projects which were in the critical path of requiring more working capital than they provided at the end of 2006. ESI's 2007 budget contemplated the completion of these projects and their contribution to net operating income of $1.4 million. Thus, the full business cycle would not have been completed for contracts representing 65% of ESI's revenue in 2006.

     B. Restructuring in the Systems segment resulted in the loss of two profitable units.

          The Company's evaluation of ESI also resulted in the determination that the advanced automation and integrated controls business units within ESI should be aligned with ENGlobal Automation Group ("EAG"). This change, made in January 2006, left only the manufacturing operation within ESI and was intended to provide better alignment with the newly acquired ATI assets and management. The impact of moving these business units to EAG lowered the results of ESI's net operating

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          income by over $1.1 million, the difference between the $309,000 shown for the Systems segment in the Company's Annual Report on Form 10-K for the year ended December 31, 2005 and the 2005 net operating loss of ($851,000) shown for the Systems segment in the Annual Report on Form 10-K for the year ended December 31, 2006.

     C. Sensitivities on the Fair Value Analysis presented in the Company's response dated February 14, 2008.

          As discussed the February 14 Letter, the Company estimated future free cash flows for the Systems segment at December 31, 2006 to be $499,000. The capitalization rate used in the analysis of the Systems segment was 18% and the sustainable growth rate was 6.5%. The capitalization rate of 18% indicates our recognition of the higher risk associated with the business cycles of our Systems segment, while the sustainable growth rate of 6.5% indicates our expectations of the future contribution of our Systems segment to the total growth of the Company.

          We respectfully submit that a minor change in assumptions at December 31, 2006 could change the result. Capitalization of the free cash flows at 11.5% (18%-6.5%) results in a rather conservative measure of fair value and impairment of ESI's goodwill. In light of the different economic conditions and uncertainties in the current environment as compared to the environment in 2006, these rates now appear to be too high. If the discount and the sustainable growth rates were reduced to 14% and 5%, respectively, the capitalization of the free cash flow would indicate a fair value of $5.54 million. When compared to the Systems segment carrying value at December 31, 2006 of $5.16 million, the fair value of $5.54 million would not have indicated that goodwill was impaired at December 31, 2006. In light of the Company's confidence in the turnaround of the reporting unit, use of these alternative assumptions at the end of 2006 would not have been unreasonable.





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

2006 Balance Sheet
($ in Thousands)                           Total      Corporate   Engineering   Systems


Total Assets                             $ 106,226    $   6,563    $  83,688   $  15,975
Allocation of Corporate Assets                           (6,563)       5,277       1,286
                                         ---------    ---------    ---------   ---------
Total Assets to Segment                  $ 106,226    $    --      $  88,965   $  17,261
                                         =========    =========    =========   =========


Total Liabilities                        $  65,364    $  33,111    $  26,642   $   5,611
Allocation of Corporate Liabilities                     (33,111)      26,621       6,490
                                         ---------    ---------    ---------   ---------
Total Liabilities                        $  65,364    $    --      $  53,263   $  12,101


Carrying Value                           $  40,862    $    --      $  35,702   $   5,160

Fair Value                                                         $ 184,491   $   5,540

Excess Fair Value / (Impairment)                                   $ 148,789   $     380


     D.   Interim goodwill impairment testing during 2007.

          There were no triggering events during 2007 which would have mandated an interim review of ESI's goodwill. In 2007, we still had positive expectations based on the 2007 budget and significant work to be performed and billed.

          The backbone of the 2007 ESI budget was the backlog at December 31, 2006. The ESI budget included expected revenue of $16.4 million and a contribution to net operating income of $1.4 million. In order to more closely monitor these margins, identify potential areas of remediation and improve financial results, project cost control/forecasting was initiated on all active fixed price projects in the first quarter of 2007. We had to manage the projects already underway in order to take on additional projects coming from a general turnaround in the oil and gas industry, increased demand for systems services resulting from the acquisition of ATI, and replacement of computer-based distributed control systems equipment used for facility plant automation which had become technologically obsolete over time.

          In our Quarterly Report on Form 10-Q for the quarter ended June 30,
          2007, ESI disclosed plans to reduce overhead costs and improve efficiency and profitability. The Company also implemented steps to improve the timeliness of the detailed project review process. This would allow the Company to take corrective actions or begin remediation while the project was being performed, rather than after its completion. As explained in the February 14 Letter, at the end of the third quarter of 2007, although ESI had incurred losses for the year to date, we continued to have positive expectations based on anticipated fourth quarter operations.

          At December 31, 2007, ESI had revenue of $22.8 million. However, due to the additional costs incurred during 2007, gross profit was $1.2 million and operating income was $(0.8) million. The Company has now implemented new contract bidding and materials purchases procedures to better manage these fixed price projects and mitigate the impact of cost increases going forward.

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     E.   Goodwill Impairment Analysis as of December 31, 2007

          The Company historically performs its goodwill impairment analysis on an annual basis at December 31 of each year. The Company has performed its goodwill impairment analysis as of December 31, 2007. Our analysis was performed in the same format that was described in the February 14
          Letter. We have determined that the goodwill on the books of ESI was impaired at December 31, 2007 and have recognized goodwill impairment of $432,436 for ESI. Our Audit Committee has approved the impairment charge.

     F.   Additional Support of SAB 99 Materiality Issue for 2006

          The results for 2006 are not comparable to a trend from 2004. The
          Company reported positive net income in the first and second quarters of 2006 of $1.2 million and $2.3 million, respectively. However, in the third quarter of 2006, we began to incur major losses on two specific Engineer / Procure / Construct ("EPC") projects in the
          Engineering segment. As a result, analysts turned their focus from the positive trend to the significant impact of these EPC projects to the overall loss potential of the Company for 2006. The losses on these two contracts caused 2006 to be an anomaly related to prior year comparisons.

     ENGlobal Corporation
     Summary Statement of Operations
     ($ in Thousands)
                                                              Pro-Forma
                                                              Goodwill
                       Per 2006 Annual Report on Form 10-K   Impairment
                           2004        2005        2006         2006
                           ----        ----        ----         ----
     Revenue             $148,888    $233,585    $303,090     $303,090
     Gross Profit          18,192      28,273      26,264       26,264
     Operating Income       4,492       8,584      (3,620)      (4,052)
     Net Income          $  2,364    $  4,782    $ (3,486)    $ (3,836)    10.1%
     Diluted EPS         $   0.10    $   0.20    $  (0.13)    $  (0.14)     7.7%


          A potential ESI goodwill impairment of $432,436 would have been more significant in comparison to the losses actually recognized in 2006 than it would have been had the Company not experienced the significant losses recognized in 2006 on the two EPC contracts.
          Excluding the losses on the EPC projects, operating income would have trended from $4.5 million in 2004 to $10.1 million in 2006. A potential ESI goodwill impairment would have reduced the operating income to $9.7 million.

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          NOTE: The losses on the two EPC projects in the Engineering segment in
          2006 and the increased expenses experienced by ESI's projects during
          2007 are not comparable. Although there may be some similarities in the increased materials and labor costs, there are a number of important distinctions. The types of projects, their geographical locations, the scheduling of performance and completion, the types of materials and labor, and even the contract terms were different.


ENGlobal Corporation
Summary Statement of Operations
($ in Thousands)
                                               Pro Forma    Pro Forma
                     Per 2006 Annual Report    Excluding     Goodwill
                         On Form 10-K          EPC Losses   Impairment
                       2004         2005          2006         2006            EPC Losses
                       ----         ----          ----         ----            ----------
Revenue              $148,888     $233,585      $282,935     $282,935          $ 20,155
Gross Profit           18,192       28,273        40,004       40,004           (13,740)
Operating Income        4,492        8,584        10,120        9,688           (13,740)
Net Income           $  2,364     $  4,782         4,621     $  4,366   5.5%   $ (8,107)
Diluted EPS          $   0.10     $   0.20          0.17     $   0.16   5.5%   Not calculated


5. State whether the Company's Form 10-K for 2007 will disclose a material weakness or significant deficiency in internal control over financial reporting relating to the impairment of goodwill. If so, please discuss the scope and nature of such deficiency.

          The Company will disclose a material weakness in internal control over analysis of goodwill impairment and the financial reporting relating to the impairment of goodwill.

          The Company's accounting personnel had insufficient knowledge of goodwill accounting under Statement of Financial Standards 142 resulting in the assumption that comparables were available for goodwill impairment testing of the Company's segments at December 31, 2006. In the absence of available comparables, the Company should have employed an alternative methodology of fair value, such as the net present value analysis which has been developed during the course of responding to the Staff's comments.

          The Company is taking the following remediation steps as a result of this weakness:

               A. The Company will provide training for its accounting personnel on the testing of goodwill impairment.

               B. The Company has engaged a consultant to review our methodology, discount rates, and conclusions. This review supported recognition of ESI's goodwill impairment in 2007 and has become the basis for the Company's goodwill impairment testing going forward.

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               C. The Company has a policy relating to Audit Committee review and approval of any impairment of goodwill or intangible assets.

               D. The Company expects to complete the remediation of this material weakness by (i) June 30, 2008 with respect to paragraph
               A; and (ii) by the filing date of its Annual Report on Form 10-K for the year ended December 31, 2007 with respect to paragraphs B through C.

6. State whether the pre-tax net income and operating income for 2007 are the same as or different than the preliminary numbers for such items set forth in the Company's letter to the Staff dated February 14, 2008.

          The pre-tax net income and operating income for 2007 differ from the preliminary numbers set forth in the February 14 Letter. The Company has recognized the goodwill impairment of $432,436 related to ESI. In addition, the numbers contained in the February 14 Letter were preliminary and subject to completion of the audit by Hein &
          Associates. The current operating income on a consolidated basis is approximately $22.8 million and the pre-tax net income is approximately $20.7 million.

Update to February 14 Letter:
-----------------------------

     Since our February 14 Letter, several matters have arisen that are unrelated to the Systems segment goodwill but that have negatively affected the preliminary financial results for 2007 that were previously presented to the Staff in Exhibit F. As a result of these changes, the 2007 operating income, on a consolidated basis, is $22.8 million, and the pre-tax net income, on a consolidated basis, is $20.7 million, rather than $27.0 million and $24.8 million, respectively, as stated in the February 14 Letter. These matters are:

     A. A valuation allowance reserve and subsequent bad debt charge against a Note Receivable (the "SLE Note Receivable"). On March 17, 2007, ENGlobal
Engineering, Inc. ("EEI") entered into a contract with South Louisiana Ethanol,
LLC ("SLE") for EPC services relating to the retro-fit of an ethanol plant in southern Louisiana. The history of the SLE project (the "Project") is described in Note 12 to the Company's financial statements included in its Quarterly
Report on Form 10-Q for the quarter ended September 30, 2007 (the "Third Quarter
10-Q"). A copy of Note 12 is attached to this response for your convenience.

     During the early stages of the Project, SLE obtained temporary financing from Whitney Bank in the amount of $20 million. The parties anticipated that permanent financing would be obtained from other lenders no later than August
31, 2007. SLE had engaged Wachovia Bank ("Wachovia") to assist with finding permanent financing. Further, SLE informed EEI that Wachovia had obtained permanent financing for numerous other ethanol facilities. Based on this, as well as on conversations between the Company's Chief Executive Officer and Wachovia representatives, EEI expected the financing for the Project to be consummated on a timely basis. Given this expectation, together with the favorable prices for corn and for ethanol, and the robust credit markets, EEI believed that the Project would be successful and commenced work in the fourth quarter of 2006.

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     In the late summer of 2007, although SLE was current in its payments, it had not obtained permanent financing, corn prices began to increase and ethanol prices began to decline. Accordingly the Company decided that it was advisable to obtain security for the amount due. On August 31, 2007, SLE executed a
Collateral Mortgage, a Collateral Note, and a Promissory Note in the amount of up to $15 million, securing payment of the amount due, and the Company reclassed the amounts receivable from SLE to a Note Receivable. In connection with this
Promissory Note, and as provided for under Louisiana law, SLE executed another promissory note (the "Hand Note") on or about October 22, 2007. The Hand Note had a principle balance of approximately $12.3 million, constituting all amounts then due.

     SLE was current on all invoices through September 18, 2007. However, on September 20, 2007, SLE requested that EEI immediately demobilize its activity and instruct its subcontractors to do the same. EEI complied with this request.
Because collectibility was not assured, the Company reserved the amounts which were in excess of the Hand Note.

     Although work has not recommenced on the Project and SLE has not obtained permanent financing, the Company continues to believe that, due to the value of the Collateral, the Note Receivable is fully collectible. Specifically, an updated appraisal from the Whitney Bank appraiser indicates a fair market value of $35.8 million, an orderly liquidation value of $25.3 million, and a forced liquidation value of $20.0 million. Moreover, SLE may seek equity financing for the Project in lieu of or in addition to debt financing. Thus, under any valuation, the Company expects to receive payment on the Promissory Note.

     At the time the Company filed the February 14 Letter, the Company was working with Louisiana counsel to ascertain the priority of the various lienholders. While the Company believes that its priority position will result in full payment, collectibility is not assured at this time. As a result, the Company has recorded a valuation reserve and subsequent charge against Bad Debt expense in the amount of $3.2 million to reduce the receivable to the amount of the Hand Note. The Company will continue to evaluate the SLE situation and, if required in the future, make adjustments to the reserve as necessary to remain in compliance with sound accounting principles.

     B. Other Adjustments. In addition to the reserve on the SLE Note
Receivable, the Company has made adjustments related to: (i) a true-up of its self-insured health plan to the amount accrued at year end ($250,000); (ii) an additional reserve on another note receivable ($120,000); (iii) one vendor invoice accrued in 2007 ($82,000); and (iv) an adjustment related to an unbilled project ($52,000).

7. Discuss how the Automation segment results will be affected by the goodwill impairment.

          The amount of ESI's goodwill impairment is less than or equal to 2% of both the expected consolidated operating income and pre-tax net income indicated in our response to comment 6. The net operating profit of the Company's Automation segment as shown in the February 14 Letter was $394,000. The Automation segment will incur a loss directly associated with the recognition of ESI's goodwill impairment. The
          Company expects the Automation segment to incur a net operating loss of $58,000 for 2007.

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     In responding to the comments received from the Securities and Exchange
Commission, ENGlobal acknowledges that:

     1. ENGlobal is responsible for the adequacy and accuracy of the disclosure in its filings;

     2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

     3. ENGlobal may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States;

     4. The Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance.

     If you have any questions regarding these comments, please call John J.
Huber of Latham & Watkins, LLP, at 202-637-2242.

ENGlobal Corporation

/s/ Robert W. Raiford

Robert W. Raiford
Chief Financial Officer

cc:  Ms. Nudrat Salik, Staff Accountant
     Division of Corporation Finance

     Mr. William Coskey, Chairman
     and Chief Executive Officer, ENGlobal Corporation

     Mr. Randy Hale, Audit Committee Chairman
     ENGlobal Corporation Board of Directors

     Mr. Craig Blevins, CPA Hein & Associates, LLP

     Mr. Keith Tunnell, CPA Hein & Associates, LLP

Attachment:  Note 12 to the financial statements for the Third Quarter 10-Q

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              Notes to Condensed Consolidated Financial Statements
              ----------------------------------------------------

NOTE 12 - SUBSEQUENT EVENT

     In the fourth quarter of 2006, ENGlobal Engineering, Inc. ("EEI") began site preparation and preliminary engineering work on a cost reimbursable basis to provide an estimate for the re-design and modification of a 20 year old ethanol plant located in Belle Chasse, Louisiana. In March 2007, EEI and the client executed an agreement (the "EPC Agreement") under which EEI was to provide the client with engineering services on a fixed price basis and procurement and construction services on a cost reimbursable basis. Late in the third quarter of 2007, the client asked the Company to suspend work to allow it time to seek permanent financing necessary to complete the project. The client has informed the Company that it is actively seeking financing for the project, and expressed its belief that it would be able to obtain financing as well as its intention to resume construction as soon as it has raised the necessary funds.

     As a result of these developments, EEI requested security for the amounts that the client owed to EEI. Accordingly, on August 31, 2007, the client executed a $15,000,000 promissory note and a collateral pledge agreement as security for payments due by the client for all current and future invoices for services and materials provided. In accordance with Louisiana law, this note and pledge agreement were later supplemented with a "hand note" in the principal amount of $12.3 million and an additional collateral agreement which we believe give EEI priority over certain other creditors.

     The client's note accrues interest at the rate of 10% per annum on the unpaid principal balance and is payable in quarterly installments of interest only, commencing January 22, 2008. The client, at its option, may elect to forgo any quarterly interest payment at a deferred interest rate of 15% per annum until the first anniversary of the note, at which time all accrued interest will become due and payable. On the first anniversary of the note, the client must begin to make equal monthly payments of principal and interest, with interest at 12% per annum. The payments are based on a 20-year amortization, and a balloon payment of all remaining principal and interest is due on October 22, 2010.

     In order to obtain additional security, during October 2007, the Company presented the client with a Notice of Contract Termination which allowed
     ECR, another subsidiary of ENGlobal and a subcontractor to EEI, to file a Material Man's and Mechanic's Lien on the property, securing $8.6 million of the amount due. Under Louisiana law, ECR's lien is subordinate to governmental and laborers' liens and to bona fide mortgages. A lien search conducted on November 1, 2007 did not uncover any liens that we believe to be superior to ECR's Material Man's and Mechanic's Lien, but liens that have priority could be discovered or could be filed in the future.

     Based on these facts, as of September 30, 2007, the Company re-classified accounts receivable and unbilled receivables relating to the client's obligation to a long-term note receivable in the amount, net of reserves, of $9.2 million. Management currently believes that the client will be successful in obtaining financing and completing the project. In addition, management believes that even if the project is not completed, the underlying collateral supporting the note receivable and the Material Man's and Mechanic's lien will be sufficient to ensure full payment of the note receivable and the interest accruing thereon.

     However, despite management's belief to the contrary, there can be no guarantee that (i) the client will pay the amount due, (ii) if the client defaults on the note, EEI and ECR will be able to enforce their liens,
     (iii) liens having priority over the liens of EEI or ECR will not be discovered or will not be filed in the future, or (iv) if EEI and ECR successfully enforce their liens, the value of the collateral will provide sufficient funds for full payment of the note receivable. In addition, there is no guarantee that the reserves taken by the Company with respect to the note receivable will be sufficient. In any such case, the Company would incur a significant loss.

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